

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

<u>Via E-mail</u>
Mr. Paal Kibsgaard
Director and Chief Executive Officer
Schlumberger N.V. (Schlumberger Limited)
5599 San Felipe, 17th Floor
Houston, Texas 77056

     Re: Schlumberger N.V. (Schlumberger Limited)
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed January 31, 2013
             Response Letter Dated August 21, 2013
             File No. 1-04601

Dear Mr. Kibsgaard:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/H. Roger Schwall

                                 H. Roger Schwall
                                 Assistant Director